SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ): 76Â83.817/0001-20
PUBLICLY HELD COMPANY
CVM Registry: 1431-1
SEC Registry (CUSIP): 20441 B407 – Preferred “B”
SEC Registry (CUSIP): 20441 B308 – Common
LATIBEX Registry: 29922 – Preferred “B”

NOTICE TO THE MARKET

Companhia Paranaense de Energia - COPEL, a company that generates, transmits and distributes power to the State of Paraná, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general, that on April 2010, at the shareholders’ request, nine (09) registered preferred class A shares (PNA) were converted into registered preferred class B (PNB) shares, in accordance with paragraph 1 of article 7 of the Company’s Bylaws.

Accordingly, article 4 of the Company’s Bylaws shall now read as follows:

"Art. 4 – the Company’s paid-up capital stock amounts to four billion, four hundred and sixty million reais (R$ 4,460,000,000.00), represented by two hundred and seventy three million, six hundred and fifty-five thousand and three hundred and seventy-five (273,655,375) shares, with no par value, one hundred and forty-five million, thirty-one thousand and eighty (145,031,080) of which common shares and one hundred and twenty-eight million, six hundred and twenty-four thousand and ninety-five (128,624,295) preferred shares and, of these, three hundred and ninety-four thousand, seven hundred and ninety-two (394,792) are class "A" shares and one hundred and twenty-eight million, two hundred and twenty-nine thousand and five hundred and three (128,229,503) are class "B" shares.

Curitiba, April 20, 2010

Antonio Rycheta Arten
Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.